Exhibit 23
Consent of Independent Registered Public Accounting Firm

The DCP II Committee:

We consent to the incorporation by reference in the registration statements (No. 333-136463, No. 333-174883 and No. 333-196664) on Form S-8 of Airgas, Inc. of our report dated March 29, 2016, with respect to the statements of financial position of the Airgas, Inc. Deferred Compensation Plan II as of December 31, 2015 and 2014, and the related statements of changes in plan equity for each of the years in the three-year period ended December 31, 2015, which report appears in the December 31, 2015 annual report for Form 11-K of the Airgas, Inc. Deferred Compensation Plan II.

/s/ KPMG LLP

Philadelphia, Pennsylvania
March 29, 2016